Royal Dutch Shell plc
Mr. Brad Skinner Senior Assistant Chief Accountant Office of Natural Resources Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549-4628 United States of America	Carel van Bylandtlaan 30 2596 HR The Hague The Netherlands Tel +31 70 377 3120 Email Martin.J.tenBrink@shell.com Internet http://www.shell.com

October 9, 2018

RE:	Royal Dutch Shell plc

Form 20-F for the Fiscal Year Ended December 31, 2017

Filed March 15, 2018

File No. 001-32575

SEC letter September 20, 2018

Dear Mr. Skinner,

As Controller of Royal Dutch Shell plc (“Royal Dutch Shell”), and on behalf of Royal Dutch Shell and its subsidiaries, I am responding to your letter of September 20, 2018 to Ben van Beurden regarding the Royal Dutch Shell Form 20-F for the Fiscal Year Ended December 31, 2017. Capitalized terms used but not defined herein have the same meaning given to such terms as in the Royal Dutch Shell Form 20-F for the Fiscal Year Ended December 31, 2017, filed March 15, 2018 (Commission File Number 1-32575). Please see below our numbered responses to your comments.

Form 20-F for the Fiscal Year ended December 31, 2017

Oil and Gas Information, page 38

Proved Undeveloped Reserves, page 39

1.

Your discussion of the changes in proved undeveloped reserves is focused on physical locations and describes factors that “mainly” contributed to changes in proved undeveloped reserves in those areas. As a result, it is not clear that the discussion addresses all material changes in proved undeveloped reserves that occurred during the year. For example, the only revision addressed in your disclosure is the negative revision of compression volumes at Groningen. However, disclosure on page 38 appears to suggest that higher SEC prices as of December 31, 2017 had a material impact on your proved undeveloped reserves as compared to December 31, 2016. Explain to us how your current presentation addresses the disclosure requirements of Item 1203(b) of Regulation S-K. As part of your response, provide us with an analysis that reconciles your beginning and ending proved undeveloped reserves for 2017 that shows all material changes by type of change.

Our disclosures in this respect have been prepared with reference to item 1203(b) which states “Disclose material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves converted into proved developed reserves.” On page 39 we disclosed that in 2017 our proved undeveloped reserves decreased by 1,158 million boe. We then provide the material factors that contributed to this reduction. First, we note there was a reduction of 627 million

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Mr. Skinner

Securities and Exchange Commission

October 9, 2018

boe from Muskeg River Mine property, primarily from the sale of our 60% interest in the Muskeg River Mine. This explained more than half of our reduction in proved undeveloped reserves.

In the next sentence we disclosed material maturation of proved undeveloped reserves to proved developed reserves of 519 million boe. As you noted, we disclosed with specificity the fields and countries where this maturation occurred. We then disclosed the negative revisions to proved undeveloped reserves in the Groningen field, as a result of management no longer believing volumes associated with future compression were reasonably certain. We then noted two significant additions totaling 189 million boe that offset the above material reductions.

Reduction associated with divestment of Muskeg River Mine		-627
Reduction associated with maturation of proved undeveloped reserves in		-519
Gorgon, Lula and Kashagan
Reduction associated with the revision in Groningen field		-201
Offsets associated with Permian and other fields	+189

Total disclosed changes:		-1,158

Additionally, we believe the staff may have misunderstood our disclosure on page 38 relating to the higher average year-end price in 2017. Such disclosure is not intended to address the impact on our 2017 reserves, rather it is designed to give investor a more fulsome look at our 2016 year-end reserves which are included in our Form 20-F. Specifically, we noted on page 38:

“In order to illustrate the potential impact of increasing commodity prices on our 2016 reserve base”

This price disclosure is intended to provide more insight into our 2016 portfolio not our 2017 portfolio. As you can see, the price impact on our 2016 portfolio would have been immaterial (less than 4%). However, given the confusion that this additional disclosure appears to have caused, in our future filings we will no longer provide such disclosure. Of course, we will continue to provide disclosure on a regional basis if such price changes materially impacted our proved reserves.

2.

Disclosure on page 39 indicates that “1,566 million boe PUD volumes were matured to PD. This included 297 million boe that were matured to PD from contingent resources through PUD as a result of project execution during the year.” Expand this disclosure to reconcile the net difference of 1,269 million boe to the 519 million boe attributed to maturation in your discussion of changes in proved undeveloped reserves appearing elsewhere on this page.

The difference between 1,269 million boe and 519 million boe (750 million boe), is attributed to:

•

249 million boe (from a field acquired in our BG acquisition) that moved from contingent resources to proved developed reserves. This movement, however, was not a result of project execution activities, so therefore, it was not included in the 297 million boe disclosed on page 39. Rather, at the end of 2016 we expected that one of the production facilities in the field would need to be replaced early in the next decade. Therefore, at the end of 2016 volumes associated with this facility replacement were carried as contingent resources. Subsequently, a study in 2017 concluded that with minor adjustment to the existing facility, it could operate through 2038, the license period. Accordingly, these contingent resources were then moved to proved developed.

Mr. Skinner

Securities and Exchange Commission

October 9, 2018

•

Simultaneously with selling our 60% ownership in the Muskeg River Mine, we acquired 20% of the Musket River Mine from another partner. After this acquisition, we matured 209 million boe from proved undeveloped to proved developed. This divestment and acquisition and reserves impact is also discussed on pages 36, 180 and 181.

•	The remaining 292 million boe was matured throughout our portfolio with maturation occurring in approximately 80 fields, with only one field contribution more than 50 million boe (59 million boe).

Supplementary Information – Oil and Gas, page 179

Crude Oil, Natural Gas Liquids, Synthetic Crude Oil and Bitumen, page 180

3.

Your discussion of changes in proved reserves indicates, in various places, that revisions and reclassifications resulted from “field performance studies and development activities.” Expand your disclosure to more clearly explain what this is intended to convey, including whether this represents one factor or two. To the extent that this represents two factors, explain to us how you considered quantifying the amount attributable to each factor. See FASB ASC 932-235-50-5. Note that this comment also applies to similar discussion of changes in natural gas volumes appearing on page 184.

The phrase “field performance studies and development activities” is intended to convey the studying of new information that resulted from development drilling, production history, and changes in economic factors. This represents one factor. We will include such clarifying language in our future 20-F filings.

If you have any questions, please contact me at +31 70 377 3120 or Joseph Babits at +1 864 905 6276.

Sincerely,

/s/ Martin J. ten Brink
Martin J. ten Brink Executive Vice President Controller

Cc:	Mark Wojciechowski

Division of Corporation Finance

Securities and Exchange Commission